Free Writing Prospectus

Dated April 11, 2016

Filed Pursuant to Rule 433

Registration Statement No. 333-198729

Final Term Sheet

The GEO Group, Inc.

$350,000,000 6.00% Senior Notes due 2026 (the “Notes”)

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated April 11, 2016 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	The GEO Group, Inc. (the “Company”)

Aggregate Principal Amount:	$350,000,000

Title of Securities:	6.00% Senior Notes due 2026

Final Maturity:	April 15, 2026

Coupon:	6.00%

Issue Price:	100% of principal amount

Yield to Maturity:	6.00%

Interest Payment Dates:	April 15 and October 15, beginning October 15, 2016

Record Dates:	April 1 and October 1

Trade Date:	April 11, 2016

Proceeds to Issuer (Before Expenses)	$350,000,000

Optional Redemption:	On or after April 15, 2021, the Company may, at its option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

	Year	Percentage

	2021	103.000%
	2022	102.000%
	2023	101.000%
	2024 and thereafter	100.000%

Make-Whole Premium Call:	At any time prior to April 15, 2021, the Company may, at its option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest, if any, to the date of redemption.

Optional Redemption with Equity Proceeds:	At any time on or prior to April 15, 2019, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of outstanding Notes issued under the Indenture (including any additional Notes) at a redemption price of 106.00% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided, that: (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (including any additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by us and our Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

Settlement Date:	T+5; April 18, 2016

Use of Proceeds:	The net proceeds from this offering (after deducting the underwriters’ discount and estimated expenses) are expected to be approximately $343.3 million. The Company intends to use the net proceeds of the offering to fund the tender offer and the repurchase, redemption or other discharge of all of the Company’s existing 6.625% senior notes that are not tendered pursuant to the tender offer, pay related fees, costs and expenses and for general corporate purposes, including repaying borrowings under the Company’s revolving credit facility.

Joint Bookrunners:	Wells Fargo Securities, LLC SunTrust Robinson Humphrey, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp.

Co-Manager:	HSBC Securities (USA) Inc. Fifth Third Securities, Inc. Regions Securities LLC TD Securities (USA) LLC

CUSIP/ISIN:	36162J AB2/US36162JAB26

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751, Option 5 (toll free).